Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Three Months Ended
	March 31
	2005		2004

FIXED CHARGES
Interest expense	$20.1		$15.9
Facility and equipment rental	.5		.4

TOTAL FIXED CHARGES	$20.6		$16.3

EARNINGS
Income before taxes	$29.6		$24.4
Depreciation	15.7		9.6

	45.3		34.0
Fixed charges	20.6		16.3

EARNINGS AS DEFINED	$65.9		$50.3

RATIO OF EARNINGS TO FIXED CHARGES	3.20	X	3.09	X